AMERICAN STOCK EXCHANGE LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

April 17, 2008

The American Stock Exchange LLC (the “Exchange” or “Amex”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

ThinkEngine Networks, Inc.

Common Stock, $0.001 Par Value

Commission File Number – 001-08496

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(ii) of the Amex Company Guide (the “Company Guide”) which requires a company to maintain at least $4 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years; and

(b)

Section 1003(a)(iii) of the Company Guide which requires a company to maintain at least $6 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in its five most recent fiscal years.

2.

The Common Stock (the “Common Stock”) of ThinkEngine Networks, Inc. (the “Company” or “ThinkEngine”) does not qualify for continued listing for the following reasons:

(a)

The Company has incurred losses from continuing operations and net losses as follows:

Years ended December 31,

Loss from Continuing Operations

Net Loss

2006

($5,631,000)

($5,595,000)

2005

($2,591,000)

($4,146,000)

2004

($341,000)

($554,000)

2003

($3,432,000)

($3,550,000)

2002

($6,361,000)

($6,444,000)

   Nine months ended

Loss from Continuing Operations

Net Loss

   September 30, 2007

($4,649,000)

($4,520,000)

At September 30, 2007, the Company reported stockholders’ equity of $2,545,000.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On May 22, 2007, the Company was notified by the Amex that following a review of its quarterly report on Form 10-Q for the period ended March 31, 2007, ThinkEngine was not in compliance with Section 1003(a)(iii) of the Company Guide in that it had stockholders’ equity below $6 million and net losses and losses from continuing operations in its five most recent fiscal years.1 In accordance with Section 1009 of the Company Guide, the Company was given the opportunity to submit a business plan by June 21, 2007, outlining its plan to regain compliance with the Amex’s continued listing standards within a maximum of 18 months.

(b)

On June 20, 2007, ThinkEngine submitted its plan to regain compliance to the Exchange (the “Plan”).  On August 20, 2007, the Exchanged notified ThinkEngine that it had accepted the Plan and granted the Company until November 22, 2008 to regain compliance with the Amex’s continued listing standards (the “Plan Period”).

(c)

Subsequently, on January 30, 2008 representatives of ThinkEngine provided Staff with a verbal update and preliminary draft financials for the year ended December 31, 2007.  The Company disclosed to Staff that in completing its review of the 2007 year end results, the Company performed an annual impairment test of its intangible assets.  In completing its assessment, the Company determined that it would be required to write off the remaining intangible assets on its balance sheet, which totaled approximately $2.9 million at December 31, 2007.  Consequently, the Company’s draft financial statements indicated that ThinkEngine had a stockholders’ deficit of $551,000 at December 31, 2007.  According to the Plan, ThinkEngine projected stockholders’ equity of approximately $4.8 million at December 31, 2008.  In completing its assessment, Staff factored the unexpected $2.9 million write-off into ThinkEngine’s financial projections, which indicated that the Company would report stockholders’ equity of only $1.9 million at December 31, 2008.

(d)

On March 5, 2008, Staff notified ThinkEngine that it had determined to initiate delisting proceedings against the Company (the “Staff Determination”).  This decision was based on the fact that ThinkEngine did not consistently achieve its milestones, and as a result of the above mentioned impairment charge, it did not appear that the Company would achieve the minimum $6 million stockholders’ equity threshold by November 22, 2008, the end of the Plan Period.  The letter also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (a “Panel”) within seven days of the Staff Determination, or by March 12, 2008.

(e)

The Company did not request a hearing before the Panel within the requisite time period or thereafter.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.amex.com.  Further, a copy of this application has been forwarded to Mr. Michael G. Mitchell, President and Chief Executive Officer of ThinkEngine Networks, Inc.

/s/

Dennis J. Meekins

Vice President, Listing Qualifications

American Stock Exchange LLC

Footnotes

1 Subsequently, via correspondence dated August 20, 2007, ThinkEngine was notified that based on the results of its Form 10-Q for the period ended June 30, 2007, the Company was also not in compliance with Section 1003(a)(ii) of the Company Guide in that it had stockholders’ equity below $4 million and net losses and losses from continuing operations in three of its four most recent fiscal years.